IMPERIAL

RECEIVED
2006 SEP 13 A 8:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

4 September 2006

06016753

SUPPL

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

PROCESSED
SEP 14 2006
THOMSON FINANCIAL

Dear Anne,

RE: ADR FACILITY

Please find enclosed a copy of the following announcement which was lodged with the Australian Stock Exchange Limited.

- 04/09/2006 – Well No.15 Carrolltown Project

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

PROCESSED
SEP 14 2006
THOMSON FINANCIAL

dw 9/13

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 2550

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/09/2006

TIME: 12:51:18

TO: IMPERIAL CORPORATION LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Drilling Update - Well No 15 Carrolltown Prospect

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

IMPERIAL

4 September 2006

The Company Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

Dear Sir

Re: DRILLING UPDATE – WELL No. 15
WELL COMPLETION
Natural Gas Exploration & Development Joint Venture
Carrolltown Prospect

The Directors of Imperial Corporation ("Imperial") are pleased to announce that its wholly owned US subsidiary, Imperial Resources LLC, has successfully completed its 15th natural gas well in the United States. Preliminary testing indicates that the recoverable gas reserves are above that of a typical Pennsylvanian Upper Devonian series natural gas producing well.

Drilling at the next 5 well locations is not expected to commence for 4 to 5 weeks as permits are received and a rig is secured.

Details of well 15 are as follows:

Well:	**Crimaldi #4.**
Location:	Carrolltown, Cambria County, Pennsylvania.
Status:	Depth of well 3,570 ft. Log data has confirmed presence of natural gas in a number of gas bearing zones encountered from 1,930 ft to 3,350 ft. The drilling program focused on the Upper Devonian series that contain numerous gas producing formations. The well has been cased with 3,419 ft of 4.5" production pipe. The completion program will consist of multiple stage stimulated fracture treatments on or about 15 September 2006.
Production	It is expected that the well will be online and producing by late October 2006. Initial production flow will be announced at that time.
Imperial WI:	75%.
Imperial NRI:	60.9375%.
Operator:	American Natural Resources LLC, Belle Vernon, PA.
Well Cost:	US$250,000, to drill, complete and connect to the distribution network.

Carrolltown Prospect

The Carrolltown Prospect offers a low-cost, low risk opportunity to undertake a natural gas development program, now with sufficient acreage for the drilling of up to 150 wells. The first 15 development wells undertaken by the Joint Venture have all been successful, and are expected to produce natural gas in excess to that of a "typical" Indiana, PA, type shallow well.

American Natural Resources LLC

In 2005, Imperial Resources entered into a joint venture agreement with American Natural Resources LLC, ("ANR") an American company and the operator of the development drilling program. The combined experience in the oil and gas industry of the two principals of ANR totals more than 60 years. This includes their involvement in the drilling of more than 1,000 wells in the Appalachian Basin. Each has worked in various phases of the industry. ANR will invest 25% of the capital in the drilling program.

The Appalachian Basin

Hydrocarbon production has existed for over 100 years in this region of Western Pennsylvania with thousands of wells having been drilled. Historically around one third of the natural gas wells drilled in the United States each year are in the Appalachian Basin (Pennsylvania, West Virginia, Ohio, New York). Natural gas wells in this region are known to remain in production for in excess of 40 years. In addition, the close proximity to market consumption in the Northeast United States commands a higher price per mcf (thousand cubic feet) than in other parts of the United States.

Yours faithfully

Bruce McLeod
Chairman

IMPERIAL

RECEIVED
2006 SEP 13 A 8:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

30 August 2006

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

Dear Anne,

RE: ADR FACILITY

Please find enclosed copies of the following announcements which were lodged with the Australian Stock Exchange Limited.

- 30/09/2006 – Response to ASX Query re Share Price
- 30/09/2006 – Drilling Update Well No.14 Completion

These announcements have been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

P.P. [signature]

D L Hughes
Secretary

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/08/2006

TIME: 10:07:35

TO: IMPERIAL CORPORATION LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Response to ASX Query re Share Price

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

IMPERIAL

30 August 2006

Australian Stock Exchange Limited
Level 5
Riverside Centre
123 Eagle Street
Brisbane QLD

Attention: Simon O'Brien

Dear Sir

Re: Price Enquiry

We refer to your enquiry regarding recent changes in the price and increase in the volume of trading in the Company's securities and advise the following:

1) The Company is not aware of any information concerning it that has not been announced which if known, could be an explanation for recent trading in the securities of the Company.

2) The Company has completed the drilling of its 14th natural gas well in respect of its natural gas joint venture development at Carrolltown, Cambria County, Pennsylvania, United States. Preliminary testing for potential recoverable gas reserves is underway, results will be announced as soon as they become available.

3) The Company announced on 25 August 2006 that it had successfully completed its 13th natural gas well in the United States. Preliminary testing of this well has indicated that the recoverable gas reserves were above that of a typical Pennsylvanian Upper Devonian series natural gas producing well. With this result, the first 13 development wells undertaken by the joint venture have all been successful and are expected to produce natural gas in excess to that of "typical" Indiana, PA, Upper Devonian shallow wells.

   The Company announced on the 18 July 2006 the gas flow results for the first 4 wells of the natural gas development program. The Company noted that ongoing production flow data will become available once the wells have been in-line for at least a 3 month period

The Company has a close working relationship with its joint venture partner and is seeking other opportunities in the natural gas sector. As also announced, the joint venture (Imperial 75%, US Partner 25%) now has sufficient acreage for the drilling of up to 150 wells.

In addition, the Company holds 4.9% of Bemax Resources Limited ("Bemax"). Bemax's securities trading price has increased by 2.5cents (9.6%) over the last 2 days increasing the market value of the Company's investment by $1,127,551. Further, Bemax has recently completed its A$100m+ development project in the Murray Basin, NSW which produced its first products in June 2006. There may be an expectation that as the Murray Basin project comes on stream, at a time of very strong demand for Bemax products (zircon and rutile), the market should revalue Bemax. Imperial is a leveraged entry for a market price re-rating of Bemax.

Other than those matters referred to above, there is no other explanation that the Company may have for the price change and increase in volume in the securities of the Company.

4) The Company confirms that it is in compliance with the listing rules and in particular listing rule 3.1.

Yours faithfully

D L Hughes
Secretary

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Level 5
Riverside Centre
123 Eagle Street
Brisbane QLD 4000

PO Box 7055
Riverside Centre
Brisbane QLD 4001

Telephone 61 (07) 3835 4004
Facsimile 61 (07) 3832 4114
Internet http://www.asx.com.au

29 August 2006

Mr David Hughes
Company Secretary
Imperial Corporation Limited
Level 7, 151 Macquarie Street
SYDNEY NSW 2000

By Facsimile: (02) 9251 7500

Dear Mr Hughes

Imperial Corporation Limited (the "Company")

RE: PRICE QUERY

We have noted a change in the price of the Company's securities from 1.8 cents on 28 August 2006 to a high of 2.4 cents today. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at simon.obrien@asx.com.au or by facsimile on facsimile number (07) 3832 4114. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie before 9.30 a.m. E.S.T.) on Wednesday, 30 August 2006).

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

Simon O'Brien
Senior Adviser, Issuers (Brisbane)

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/08/2006

TIME: 11:33:55

TO: IMPERIAL CORPORATION LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Drilling Update - Well No 14 Completion

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

IMPERIAL

30 August 2006

The Company Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

Dear Sir

Re: DRILLING UPDATE – WELL No. 14
WELL COMPLETION
Natural Gas Exploration & Development Joint Venture
Carrolltown Prospect

The Directors of Imperial Corporation ("Imperial") are pleased to announce that its wholly owned US subsidiary, Imperial Resources LLC, has successfully completed its 14th natural gas well in the United States. Preliminary testing indicates that the recoverable gas reserves are above that of a typical Pennsylvanian Upper Devonian series natural gas producing well.

Drilling is expected to commence on the 15th well immediately.

Details of well 14 are as follows:

Well:	**Dindios #4.**
Location:	Carrolltown, Cambria County, Pennsylvania.
Status:	Depth of well 3,718 ft. Log data has confirmed presence of natural gas in a number of gas bearing zones encountered from 1,970 ft to 3,379 ft. The drilling program focused on the Upper Devonian series that contain numerous gas producing formations. The well has been cased with 3,483 ft of 4.5" production pipe. The completion program will consist of multiple stage stimulated fracture treatments on 8 September 2006.
Production	It is expected that the well will be online and producing by late October 2006. Initial production flow will be announced at that time.
Imperial WI:	75%.
Imperial NRI:	60.9375%.
Operator:	American Natural Resources LLC, Belle Vernon, PA.
Well Cost:	US$250,000, to drill, complete and connect to the distribution network.

Carrolltown Prospect

The Carrolltown Prospect offers a low-cost, low risk opportunity to undertake a natural gas development program, now with sufficient acreage for the drilling of up to 150 wells. The first 14 development wells undertaken by the Joint Venture have all been successful, and are expected to produce natural gas in excess to that of a "typical" Indiana, PA, type shallow well.

American Natural Resources LLC

In 2005, Imperial Resources entered into a joint venture agreement with American Natural Resources LLC, ("ANR") an American company and the operator of the development drilling program. The combined experience in the oil and gas industry of the two principals of ANR totals more than 60 years. This includes their involvement in the drilling of more than 1,000 wells in the Appalachian Basin. Each has worked in various phases of the industry. ANR will invest 25% of the capital in the drilling program.

The Appalachian Basin

Hydrocarbon production has existed for over 100 years in this region of Western Pennsylvania with thousands of wells having been drilled. Historically around one third of the natural gas wells drilled in the United States each year are in the Appalachian Basin (Pennsylvania, West Virginia, Ohio, New York). Natural gas wells in this region are known to remain in production for in excess of 40 years. In addition, the close proximity to market consumption in the Northeast United States commands a higher price per mcf (thousand cubic feet) than in other parts of the United States.

Yours faithfully

Bruce McLeod
Chairman